

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2014

Via E-mail
Robert L. Frichtel
Chief Executive Officer
Advanced Cannabis Solutions, Inc.
6565 E. Evans Avenue
Denver, CO 80224

> **Re: Advanced Cannabis Solutions, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed November 24, 2014**
> **File No. 333-193890**

Dear Mr. Frichtel:

We have reviewed your amended registration statement and letter dated November 24, 2014, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please file an amended registration statement that also includes a signature by Michael Feinsod. In that regard, we note that Form S-1 requires that the registration statement be signed by at least a majority of the board of directors.

2.   We note the Form 8-K that you filed on December 8, 2014 and the settlement agreement with Mr. Calandrella that you filed as Exhibit 10.1 to the Form 8-K. Please revise your registration statement to provide all relevant updates related to such settlement. For example, please update the disclosure in the Legal Proceedings and Principal Stockholders sections. Please also file the settlement agreement as an exhibit to your registration statement.

Exhibit 23.2 – Consent of Accountants

3.   Please monitor the need to provide a currently dated consent from your independent accountant with future amendments to your registration statement. Refer to Item 601(b)(23) of Regulation S-K.

Closing Comments

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

                                            Sincerely,

                                            /s/H. Roger Schwall

                                            H. Roger Schwall
                                            Assistant Director

cc: Arthur S. Marcus, Esq.
        Sichenzia Ross Friedman Ference LLP